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One National Life Drive
Montpelier, VT 05604

February 1, 2007

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:      Sentinel Group Funds, Inc. ("Registrant")
         Pre-Effective Amendment No. 3 to Form N-14 (File No. 333-130393)

Ladies and Gentlemen:

On behalf of the Registrant, I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the Registrant's Pre-Effective Amendment No. 3 to its Registration Statement on Form N-14 ("Amendment") filed with the U.S. Securities and Exchange Commission on January 26, 2007, Edgar Accession No. 0000909012-07-000114. The Fund has determined that the Amendment was inadvertently filed under the File No. for a prior Form N-14 registration statement. The correct File No., which was listed on the facing page of the filing, is 333-139447.

We will re-file Pre-Effective Amendment No. 3 under the correct file number shortly. Please call me at (802) 229-7410 if you have any questions.

                                                Sincerely,

                                                /s/ Kerry A. Jung
                                                -----------------
                                                Kerry A. Jung
                                                Secretary